Exhibit 97.1

Norwegian Cruise Line Holdings Ltd.

Policy Regarding the Recovery of
Certain Compensation Payments

(As Amended and Restated by the Board of Directors

Effective as of October 19, 2023)

Mandatory Clawback Policy

In the event of a Financial Statement Restatement Event, Norwegian Cruise Line Holdings Ltd. (the “Company”) shall recover reasonably promptly from each Covered Officer the amount of any erroneously awarded Incentive-Based Compensation received by such Covered Officer on or after October 2, 2023 and while the Company has a class of securities listed on a national securities exchange or a national securities association, unless an exception (set forth below) applies.

For purposes of a Financial Statement Restatement Event, Incentive-Based Compensation shall be considered “erroneously awarded” to a Covered Officer to the extent such Incentive-Based Compensation (1) is received by the Covered Officer during the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement (and any transition period applicable to a change in the Company’s fiscal year as required by the listing rules of the New York Stock Exchange (“NYSE”)), and (2) the amount of such received Incentive-Based Compensation exceeds the amount of the Incentive-Based Compensation that would have been received by the Covered Officer had it been determined based on the restated financial results (with such Incentive-Based Compensation computed in each case without regard to any taxes paid).

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount of erroneously awarded compensation will be determined by the Board based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received.  The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE  as required by NYSE listing rules.  If the erroneously awarded Incentive-Based Compensation consists of shares (including share-denominated equity awards) or options that are still held by the Covered Officer at the time of recovery, the recoverable amount is the number of shares or options received in excess of the number of shares or options that would have been received based on the accounting restatement (or the value of that excess number).  If the options have been exercised but the underlying shares have not been sold, the recoverable amount is the number of shares underlying the excess options based on the restatement (or the value thereof).  If the shares have been sold, the recoverable amount is the proceeds that were received in connection with the sale of the excess number of shares.  Amounts credited under plans (other than tax-qualified plans for which the exception set forth below applies) based on erroneously awarded Incentive-Based Compensation and any accrued earnings thereon are also recoverable under this policy.

The Company shall not be required under this policy to recover erroneously awarded Incentive-Based Compensation received by a Covered Officer if the Committee has made a determination that recovery would be impracticable and any of the following conditions are met: (1) after making a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, the Committee determines that the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered (documentation evidencing the reasonable attempt to recover the erroneously awarded Incentive-Based Compensation must be maintained and provided to the NYSE as required by NYSE listing rules), or (2) the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Internal Revenue Code Section 401(a)(13) or Internal Revenue Code Section 411(a) and the regulations thereunder.

Discretionary Clawback Policy

Without limiting the mandatory clawback provisions applicable to any Covered Officer, in the event of a Financial Statement Restatement Event or upon a determination by the Board (or an authorized committee of the Board) that a Covered Employee has engaged in Misconduct, the Board may, to the extent permitted by law and to the extent it determines that it is in the Company’s best interests to do so, in addition to all other remedies available to the Company, recover from the Covered Employee all or a portion of any erroneously awarded Incentive-Based Compensation received by such Covered Employee (including by requiring cancellation or reimbursement or payment of such Incentive-Based Compensation).

In the case of a Financial Statement Restatement Event, Incentive-Based Compensation shall be considered “erroneously awarded” to a Covered Employee in the same manner as set forth above in the mandatory clawback provisions of this policy.  In the case of any Misconduct by a Covered Employee, Incentive-Based Compensation shall be considered “erroneously awarded” to a Covered Employee to the extent such Incentive-Based Compensation (1) is received with respect to any performance period for the relevant Incentive-Based Compensation during which such individual shall be determined to have engaged in Misconduct, and (2) the Board (or an authorized committee of the Board) determines that such individual should not have been entitled to the amount of such received Incentive-Based Compensation as a result of such employee’s Misconduct.

Definitions

For purposes of this policy, the following definitions will apply:

●	“Covered Employee” means any current or former employee of the Company who holds the position of Vice President or above or any other employees designated by the Board (or an authorized committee of the Board) from time to time at any time during the applicable performance period for the relevant Incentive-Based Compensation, regardless of whether such individual continues to hold such position or continues to be employed by the Company or any of its subsidiaries.

●	“Covered Officer” means any current or former officer of the Company who is or was subject to Section 16 of the Securities Exchange Act of 1934, as amended, at any time during the applicable performance period for the relevant Incentive-Based Compensation, regardless of whether such individual continues to hold such position or continues to be employed by the Company or any of its subsidiaries.

●	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

●	“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (including, for purposes of this policy, stock price and total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

●	“Financial Statement Restatement Event” means the date that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), which date shall be the earlier to occur of (A) the date the Board, an authorized committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such accounting restatement, or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare such accounting restatement.

●	“Misconduct” is deemed to occur when: (1) the individual commits a felony (under the laws of the United States or any relevant state, or a similar crime or offense under the applicable laws of any relevant foreign jurisdiction) other than through vicarious liability not related to the Company while the individual is employed, (2) the individual has engaged in acts of fraud, insubordination, dishonesty, or disloyalty in connection with the individual’s responsibilities to the Company, (3) the individual materially breaches any agreement with the Company to which he or she is a party, including any such breach of any confidentiality, non-competition, or non-solicitation provisions, or (4) the individual violates the Company’s Code of Ethical Business Conduct and such violation is not otherwise waived by the Board or Audit Committee of the Board.

●	“received” when used in the context of Incentive-Based Compensation received by an individual covered by this policy, means that such compensation is received in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period.

General

The mandatory clawback provisions in this policy are intended to comply with the requirements of Rule 10D-1 promulgated by the Securities and Exchange Commission and the related listing rules of the NYSE, and the terms hereof shall be construed consistent with that intent.  The discretionary clawback provisions in this policy are not intended to comply with the requirements of Rule 10D-1 promulgated by the Securities and Exchange Commission and the related listing rules of the NYSE.

This policy supersedes and replaces the Company’s Policy Regarding the Recoupment of Certain Compensation Payments.  This policy does not limit any other remedies the Company may have available to it in the circumstances, which may include, without limitation, dismissing an employee or initiating other disciplinary procedures.  The provisions of this policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 (applicable to the Chief Executive Officer and Chief Financial Officer only) and other applicable laws.  The Company shall not indemnify any Covered Officer or other Covered Employee against the loss of erroneously-awarded Incentive-Based Compensation that is recovered by the Company pursuant to the clawback provisions of this policy. The Board (or an authorized committee of the Board) shall have the sole authority to construe and interpret this policy and to make all determinations required to be made pursuant to this policy.  Any such construction, interpretation or determination by the Board or authorized committee of the Board shall be final and binding.

The Board may revise this policy from time to time.